Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on October 20, 2023

Shanghai, September 18, 2023 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it will hold its annual general meeting (the “AGM”) at Daqo New Energy Corp. Shanghai Office, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China on October 20, 2023 at 10 A.M. (Beijing time).

Holders of record of the Company’s ordinary shares at the close of business in the Cayman Islands on September 25, 2023 will be entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, from its website at http://www.dqsolar.com, by emailing the Company’s Investor Relations Department at ir@daqo.com, or by writing to:

Daqo New Energy Corp. Shanghai Office

29th Floor, Huadu Building

No. 838, Zhangyang Road

Pudong District, Shanghai 200122

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Email: ir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com

For more information, please visit www.dqsolar.com